JENNIFER DURHAM KING 312-609-7835 jking@vedderprice.com
January 2, 2009

VIA E-MAIL AND EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 4561
Washington, D.C.  20549
Attention:	Mr. William C. Friar
Mr. Jonathan E. Gottlieb

Re:	Northern States Financial Corporation
Preliminary Proxy Statement on Schedule 14A
File No. 000-19300
Filed November 14, 2008

Dear Mr. Gottlieb:

On behalf of Northern States Financial Corporation (the “Company”), we are submitting the following responses to the oral comments received from you, Mr. William C. Friar and Ms. Rebecca Moore of the Staff of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing.  For your convenience, we have enclosed a copy of the Company’s definitive proxy statement that is being filed with the Commission today, marked to show changes against the related disclosures contained in the preliminary proxy statement filed on November 14, 2008.

Please note that we have previously responded to the Commission’s written comments in letters from Mr. Friar dated November 18, 2008 and December 2, 2008 in our letters filed with the Commission as Correspondence dated November 21, 2008 and December 8, 2008, respectively.  As such, the numbered items below only correspond to the oral comments received from the Staff between December 11 and 22, 2008.  Unless otherwise indicated, our responses correspond to the disclosures included in the definitive proxy statement.

1.  Please submit a copy of the supporting calculations used in the Black-Scholes option pricing model calculations relating to the fair value of the warrants contained in the Company’s pro forma financial information in the revised proxy statement submitted under the December 8, 2008 transmittal letter.

United States Securities and Exchange Commission
January 2, 2009

As requested, the Company provided these supporting calculations to the Commission in response to the Staff’s comment via email to Mr. Gottlieb on December 12, 2008.

2.  The discount accretion should not be reflected in the September 30, 2008 balance sheet.  Please revise.

As requested, we have revised the balance sheet on page 11 in response to the Staff’s comment so that the balance sheets now reflect the effect of the equity proceeds based on an issue date of September 30, 2008 rather than January 1, 2008.  Please also refer to footnote 1 to the revised balance sheets on page 12.

3.  The SEC notes the following regarding the pro forma financial statements:

●	with respect to footnote 2 to the statements of operations on page 10, please change the representative fed funds rate to reflect the current rate in effect for the Company;

As requested, we have revised the statements of operations on page 9 in response to the Staff’s comment so that the cash proceeds from the U.S. Treasury are now assumed to be initially invested in federal funds sold earning a rate of 0.25%.  Please refer to footnote 2 to the revised statements of operations on page 10.

●
change footnote 4 to the statements of operations on page 10 to specifically state that the Company has allocated proceeds to the preferred shares and the warrant preferred shares based on their relative fair value;

As requested, we have revised footnote 4, now footnote 6 in the definitive proxy statement, to the statements of operations on page 10 in response to the Staff’s comment so that the footnote now states that “[t]he carrying values of the preferred stock and the warrants expected to be issued to the U.S. Treasury are based on their estimated relative fair values (emphasis added).”

●	the Company should disclose the discount rate used in the discounted cash flow calculation to determine the fair value of the preferred shares;

As requested, we have revised footnote 6 to the statements of operations on page 10 and footnote 3 to the balance sheets on page 12 in response to the Staff’s comment so that the footnotes now state that “[t]he fair value of the preferred stock was estimated using a 12.0% discount rate and a five-year expected life.”

United States Securities and Exchange Commission
January 2, 2009

●	disclose how the Company determines the stock price for the Black-Scholes calculation.

As requested, we have revised footnote 6 to the statements of operations on page 10 and footnote 3 to the balance sheets on page 12 in response to the Staff’s comment.  The footnotes now state that “[t]he Black-Scholes valuation requires assumptions.  The assumptions used in the Black-Scholes valuation were as follows: $7.14 for the strike price (based on the trailing 20-day NSFC average share price as of November 19, 2008) …”

4.  Please refer to the diluted earnings per share in the statements of operations under the “3% as Adjusted” column for the period ended September 30, 2008.  The diluted earnings per share should be equal to the basic earnings per share in a loss.

As requested, we have revised the diluted earnings per share line item in the statements of operations for the period ended September 30, 2008 on page 9 in response to the Staff’s comment so that it now reads “(0.60),” equal to the basic earnings per share value.

As discussed, we understand that the Company’s responses to the comments included herein are responsive to the Staff’s remaining comments on the Company’s preliminary proxy statement.  Accordingly, the Company is filing its definitive proxy statement with the Commission via EDGAR simultaneously with the submission of this correspondence.  We greatly appreciate your assistance with the Company’s filings.  Please feel free to contact me at 312-609-7835 with any questions.

Very truly yours, /s/Jennifer Durham King
Jennifer Durham King

JDK/tsm
Enclosure
cc:	Mr. Fred Abdula

January 2, 2009

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 4561
Washington, D.C. 20549
Attention:   Mr. William C. Friar
         Mr. Jonathan E. Gottlieb

Re:	Northern States Financial Corporation
Preliminary Proxy Statement on Schedule 14A
File No. 000-19300
Filed November 14, 2008

Ladies and Gentlemen:

With respect to the response to the oral comments received from the staff of the Securities and Exchange Commission (the “Commission”) received between December 11 and 22, 2008 in regards to the above-referenced filing, Northern States Financial Corporation (the “Company”) acknowledges that:

(1)           the Company is responsible for the adequacy and accuracy of the disclosure in the filing referenced above;

(2)           staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing; and

(3)           the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, NORTHERN STATES FINANCIAL CORPORATION
By:	/s/Fred Abdula
Name:	Fred Abdula
Title:	Chairman of the Board and President